UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1 )*

               BioMarin Pharmaceutical Inc. (the "Issuer")
                          (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                             09061G 10 1
                           (CUSIP Number)


Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

 ----------------------------------------
         CUSIP No. 09061G 10 1
----------------------------------------
                                            ------------------------------------
                                                         Page 2 of 5 Pages
                                            ------------------------------------

   ------ ----------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Glyko Biomedical Ltd.
          98-0195569

   ------ ----------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                               (b)
   ------ ----------------------------------------------------------------------
     3    SEC USE ONLY

   ------ ----------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

   ------ ----------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
        SHARES                11,367,617 shares as of July 23, 1999
     BENEFICIALLY             (See Item 4(c) herein)
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                     -------- --------------------------------------------------
                        6     SHARED VOTING POWER
                              0 (See Item 4(c) herein)

                     -------- --------------------------------------------------
                        7     SOLE DISPOSITIVE POWER
                              11,367,617 shares as of July 23, 1999
                              (See Item 4(c) herein)

                     -------- --------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                              0 (See Item 4(c) herein)

   ----------------- -------- --------------------------------------------------
   9    AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,367,617
         shares of Common  Stock  (See Item 4(c)).

 ------- -----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 ------- -----------------------------------------------------------------------
   11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)  32.6%
 ------- -----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
         Corporation
 ------- -----------------------------------------------------------------------

Item 1.

     (a)  Name of the Issuer:      BioMarin Pharmaceutical Inc. (the "Issuer")

     (b)  Address of the Issuer:   371 Bel Marin Keys Blvd., Suite 210
                                   Novato, CA 94949

Item 2.

     (a)  Name of the Person Filing:        Glyko Biomedical Ltd.

(b)      Address of the Principal Office:  Scotia Plaza, Suite 2100
                                           40 King Street West
                                           Toronto, Canada M5H 3C2

     (c)  Citizenship:     Canada

     (d)  Title of Class of Securities:       BioMarin Pharmaceutical Inc.
                                              Common Stock
                                              ("Common Stock" or "Shares")

     (e)  CUSIP Number:    09061G 10 1

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b)

Item 4.  Ownership

         a. Amount Beneficially Owned

                 At July 23, 1999, the Reporting Person may be deemed to have beneficially owned an aggregate of 11,367,617 shares of Common Stock. All securities as being deemed owned by the Reporting person were purchased as follows: (a) 1,500,000 shares of Issuer's Common Stock ($0.001 Par Value)were acquired from the Issuer in a private placement on April 19, 1997 (b) 7,000,000 shares were issued by the Issuer as consideration for a License Agreement dated June 26, 1997
         (c)166,667 shares were acquired from the Issuer in a private placement on June 30, 1998 (d) 2,259,039 shares issued by the Issuer as consideration for the Issuer's acquisition of Glyko, Inc. (formerly a wholly-owned subsidiary of the Reporting Person)(e) 441,911 shares were issued by the Issuer for the conversion of a convertible note plus accrued interest on July 23, 1999 and the shares were held and included in the above aggregate ownership.

         b. Percent of class

                 At December 31, 1999, the Reporting person may be deemed to have beneficially owned approximately 32.6% of the outstanding shares of Common Stock. This percentage was calculated based upon 34,832,578 shares of Common Stock outstanding as of December 31, 1999.

         c. Power to vote or direct the vote and dispose or direct the disposition of securities

                At December 31, 1999, Reporting Person had the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all 11,367,617 shares of Common Stock reported herein to be beneficially owned by the Reporting Person. The Reporting Person has no present intent to exercise its voting power in a manner which would change or influence the control of the Issuer.

Item 5.  Ownership of Five percent or less of a Class
                      Not Applicable

Item 6.  Ownership of Five percent or less of a Class
                      Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the
           Security being Reported on By the Parent Holding Company
                      Not Applicable

Item 8.  Identification and Classification of Members of the Group
                      Not Applicable

Item 9.  Notice of Dissolution of Group
                      Not Applicable

Item 10. Certification


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                    Date:  February 15, 2000





                                    /s/ Raymond W. Anderson
                                    ------------------------------------------
                                    Raymond W. Anderson
                                    Director